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MICHELLE D. WONG michelle.wong@dechert.com +1 617 728 7178 Direct +1 617 426 6567 Fax

November 18, 2016

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust II (the “Registrant”)
File Nos. 333-185659 and 811-22781
Post-Effective Amendment No. 48 to the Registration Statement on Form N-1A

Dear Mr. Parachkevov:

This letter responds to the comments you provided to me and Colleen Evans of Dechert LLP during a telephonic discussion on November 7, 2016 with respect to your review of Post-Effective Amendment No. 48 (“PEA No. 48”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on September 23, 2016. PEA No. 48 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”) for the purpose of registering shares of a new series of the Registrant, the Goldman Sachs GQG Partners International Opportunities Fund (formerly known as the Goldman Sachs International Opportunities Fund) (the “Fund”). We have summarized your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: Please provide the completed fee and expense table for the Fund before the effective date of the registration statement.

Response: The Fund’s completed fee and expense table is attached hereto as Exhibit A.

2.

Comment: In the Fund’s “Principal Investment Strategies” sections, the Fund states that “[it] seeks to achieve its investment objective by investing primarily in equity investments in companies that are located outside the U.S.” Please note that based on the Fund’s use of the term “international” in its name, the Fund is expected to invest its assets in investments that are tied economically to a number of countries throughout the

Mr. Asen Parachkevov November 18, 2016 Page 2

world. Please add disclosure to explain how the Fund’s investments in “companies located outside the U.S” are economically tied to a particular country. It is the Staff’s position that an issuer’s jurisdiction of organization is insufficient to economically tie an investment in that issuer to a particular country.

Response: The Fund has added the following disclosure:

A company is economically tied to a country if the company:

•	Has a class of securities whose principal securities market is outside the United States;

•	Has a principal office in a foreign country;

•	Derives 50% or more of its total revenue or profit from goods produced, sales made or services provided in one or more foreign countries;

•	Maintains 50% or more of its assets in one or more foreign countries; or

•	Is otherwise determined to be economically tied to a country by the Investment Adviser or Sub-Adviser in their discretion. In determining whether a company is economically tied to a specific country, the Investment Adviser or Sub-Adviser, may, for example, identify the company’s “country of risk.” The company’s “country of risk” is determined based on a number of criteria, including its country of domicile, the primary stock exchange on which it trades, the location from which the majority of its revenue comes, and its reporting currency. Although the Investment Adviser or Sub-Adviser may rely on a company’s “country of risk” as determined by Bloomberg, they are not required to do so.

The Investment Adviser confirms that the Fund will not use the issuer’s jurisdiction of organization as the sole criterion to economically tie the Fund’s investment in that issuer to a particular country.

3.	Comment: Please indicate whether “Acquired fund fees and expenses” should be included as a separate line item in the Fund’s “Annual Fund Operating Expenses” table in light of the Fund’s ability to invest in other investment companies.

Response: The Fund hereby confirms that its “Acquired fund fees and expenses” are not expected to exceed the threshold under Instruction 3(f)(i) of Item 3 of Form N-1A during its first fiscal year, and therefore disclosure of such fees and expenses as a separate line item in the Fund’s “Annual Fund Operating Expenses” table is not required.

Mr. Asen Parachkevov November 18, 2016 Page 3

4.	Comment: Please confirm that all types of securities, including the types of fixed income securities, in which the Fund will principally invest, are included in the Fund’s “Principal Investment Strategies” sections.

Response:    The Registrant hereby confirms that, consistent with Item 4(a) and Item 9(b) of Form N-1A, the “Principal Investment Strategies” sections include all types of securities in which the Fund intends to principally invest as part of its principal investment strategy.

5.	Comment:Please revise the disclosure to identify the particular types of “structured securities” in which the Fund intends to invest as described in the “Principal Investment Strategies” sections.

Response:    The Fund has revised its disclosure consistent with this comment.

*        *         *        *        *        *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7178 if you wish to discuss this correspondence further.

Sincerely,

/s/ Michelle D. Wong

Michelle D. Wong

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.
Joseph McClain, Goldman Sachs Asset Management, L.P.
Steve Bier, Dechert LLP
Stephanie Capistron, Dechert LLP

Mr. Asen Parachkevov November 18, 2016 Page 4

EXHIBIT A

	Class A	Class C	Institutional	Class IR	Class R	Class R6
Shareholder Fees
(fees paid directly from your investment):
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sale proceeds)[1]	None	1.00%	None	None	None	None

	Class A	Class C	Institutional	Class IR	Class R	Class R6
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%
Distribution and Service (12b-1) Fees	0.25%	0.75%	None	None	0.50%	None
Other Expenses[2]	0.42%	0.67%	0.27%	0.42%	0.42%	0.25%
Service Fees	None	0.25%	None	None	None	None
All Other Expenses	0.42%	0.42%	0.27%	0.42%	0.42%	0.25%

Total Annual Fund Operating Expenses	1.52%	2.27%	1.12%	1.27%	1.77%	1.10%
Expense Limitation[3]	(0.22)%	(0.22)%	(0.22)%	(0.22)%	(0.22)%	(0.22)%

Total Annual Fund Operating Expenses After Expense Limitation	1.30%	2.05%	0.90%	1.05%	1.55%	0.88%

[1]	A contingent deferred sales charge (“CDSC”) of 1% is imposed on Class C Shares redeemed within 12 months of purchase.
[2]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred in the first fiscal year.
[3]	The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, service fees, taxes, dividend and interest payments on securities sold short, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) to 0.014% of the Fund’s average daily net assets. This arrangement will remain in effect through at least December 7, 2017, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.